SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 15, 2004

                           Commission File No. 1-14838

                              -------------------
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                              -------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: |X|  Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                              Yes: |_|  No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Yes: |_|  No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes: |_|  No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

 Enclosures: A press release dated October 15, 2004 announcing that Rhodia has signed a letter of intent with China National Blue Star Corporation for a strategic alliance in silicone activities.

   Incorporated by reference into Rhodia's Registration Statements on Form F-4
                      (Reg. No. 333-107379 and 333-116215)

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                                [GRAPHIC OMITTED]
                                                                   PRESS RELEASE


 RHODIA SIGNS LETTER OF INTENT WITH CHINA NATIONAL BLUE STAR CORPORATION FOR A
                   STRATEGIC ALLIANCE IN SILICONE ACTIVITIES


Paris, October 15, 2004 ---- Rhodia's CEO, Jean-Pierre Clamadieu and President Ren Jian Xin of China National Blue Star Corporation have signed today in Beijing a letter of intent to form a strategic alliance for their respective Silicones activities.

The companies are forming the alliance to become a major supplier of Methylchlorosilane and Core Intermediates Silicone Products in the Asia-Pacific region. The project includes an investment in a new facility in Tianjin (China) using Rhodia technology and a joint commercial organization to sell products in the Asia-Pacific region manufactured by the alliance.

Blue Star will gain access to a best in class Methylchlorosilane technology that Rhodia has developed over the past 30 years. Rhodia will have a share of a very competitive upstream intermediates production unit located in Tianjin.

Following the completion of a feasibility study, the partners intend to launch, by early 2005, the construction of a 200 KT Methylchlorosilane facility in the municipality of Tianjin, with a start up capacity in the first quarter of 2007 of 100 KT.

This alliance is a key opportunity for the two companies to enhance their competitiveness and become a major player in the fast growing Asia-Pacific silicone market. Both companies intend to accelerate their respective downstream investments to take full advantage of the strong upstream integration.

This is the first step towards a global alliance in silicones between Rhodia and China National Blue Star Corporation.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.
                                                                         .../...

Rhodia's history in China started in the mid-70's with the chemical part of former Rhone-Poulenc Group. During the past 10 years, Rhodia's operations in the country have grown very rapidly. Up to now, Rhodia (China) has invested in 8 joint ventures and 7 WOEFs. The activities of these joint ventures relate to 6 enterprises of Rhodia, from Automotive, Electronics and Fibers to Pharmaceuticals and Agrochemicals,

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from Consumer Care to Industrial Care and Services. Geographically these enterprises spread over 8 provinces and municipalities in China. In addition, Rhodia (China) owns one branch office in Beijing, manages 3 representative offices (Beijing, Shanghai, Guangzhou). Moreover, together with Rhodia Hong Kong Co., Limited, Rhodia (China) has an overall marketing and sales network throughout China. As a world leader in Specialty Chemicals, Rhodia is helping to contribute to the evolution of the China chemical industry bringing the world class manufacturing approach and advanced technologies to its China operations.


China National Bluestar (Group) Corporation is a specialized company subordinated to China Chemical Group Company, with a total assets of over 20 billion Yuan RMB, annual sales revenue of 12 billion Yuan RMB, owning over 30 individual enterprises and R&D Institutes and having controlling role in 4 listed companies: Bluestar Cleaning, Bluestar New Chemical Materials, Southwest Chemical Machinery and Shenyang Chemical. Bluestar Group is specialized in Chemicals and is in a navigating position in new chemical materials, industrial cleaning P&S, Membrane & water treatment. It has a strong power in petrochemicals including crude oil process and petroleum products manufacturing, toll manufacturing of petrochemicals and specialty chemicals. Bluestar is the only well-know trademark in industry services. Blue star owns the largest silicone facilities and has more than 20 years history of silicone production and has its own technologies and now is dedicated to fast developing silicone business so as to be a world player.


Cautionary Note Regarding Forward-Looking Statements

This press release contains elements that are not historical facts including,without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated, including those described in our Annual Report on Form 20-F and other documents we file with or submit to the SEC. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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                                    SIGNATURE


              Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: October 15, 2004                      RHODIA

                                            By: /s/ BRUNO MOUCLIER
                                                --------------------------
                                            Name:  Bruno Mouclier
                                            Title: Chief Financial Officer